

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

<u>Via Email</u>
Mr. Albert G. McGrath, Jr.
Baker & McKenzie LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, TX 75201

>   **Re: Gold Reserve Inc.**
>   **Schedule TO-I/A**
>   **Filed November 7, 2012**
>   **File No. 5-78278**

Dear Mr. McGrath:

We have reviewed the above referenced filing and have the following comments.

Schedule TO-I/A

General

1.   We refer to the form of CVR certificate and prior comments 16-18 contained in our September 27, 2012 letter. Please supplement the description of the CVR in the Offer to Purchase to succinctly and completely address material features. For example:

- if true, confirm and clarify in a revised filing that tendering noteholders will receive the fair market value in the form of cash consideration of any non-cash proceeds the company obtains as part of their pro rata CVR payment;

- clarify what the CVR holder receives if the company obtains an Undistributable Asset as defined in the CVR certificate;

- clarify whether the company will register, if appropriate, any non-cash consideration receivable by a CVR holder and the circumstances when this would occur; and,

- revise the hypothetical CVR award chart to include fees and expenses outlined in Section II. B of the form of certificate, which do not appear to be reflected in the current chart (i.e., expenses associated with change of control payments and accrued and unpaid operating expenses).

The Offer, page 20

2.   We partially reissue prior comment 2. Refer to Note 3 of the 10-K filed for the fiscal year end 12-31-2011. Similar to the disclosure provided there, revise to provide any updated information regarding the status and number of pending arbitration claims against the Venezuelan government. Include any updates that would be relevant to an understanding of the likelihood of settlement or the recovery rate. Also, please revise the disclosure to address the distinct risk associated with the length of timing of the proceedings and the risk that any award or settlement would be significantly delayed.

3.   You indicate that management would consider $200 million in connection with the mining data sale. Please clarify the distinction made between what management would consider accepting versus what management reasonably estimates is the fair market value of the data. Would management accept a lesser amount for the mining data? If management will not accept an amount less than $200 million, please revise to explain in the disclosure the basis for the $200 million estimate given that the total assets of the company for the fiscal year ended 12-31-2011 was approximately $78.3 million, of which approximately $1.4 million is listed as Venezuelan property and equipment.

10. Additional Information, page 38

4.   We note your acknowledgment in response to comment 4 but the disclosure under this heading continues to suggest that forward incorporation is permitted. Please revise.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:

20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions